SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

April 15, 2009

Commission File Number: 333-130901

MACRO BANK INC.
(Exact name of registrant as specified in its Charter)

Sarmiento 447
Buenos Aires C1 1041
Tel: 54 11 5222 6500
(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

City of Buenos Aires, April 15, 2009

To the
Comisión Nacional de Valores
25 de mayo 175, 3er. Piso
City of Buenos Aires

Re.: Banco Macro S.A. Reports Relevant Event in Compliance with Section 2, Chapter XXI of Book 6 of the Rules of the Comisión Nacional de Valores.

Dear Sirs,

In my capacity as attorney-in-fact of Banco Macro S.A. (the "Bank"), in compliance with Section 2, Chapter XXI of Book 6 of the Rules of the Comisión Nacional de Valores, in connection with the Ordinary and Extraordinary General Meeting of the Bank to be held on April 21, 2009.

In that sence I hereby inform you that the Bank has received a letter sent by the the Administración Nacional de la Seguridad Social sating its decision to cumulative vote in the terms of Section 263 of Law 19.550, in connection with the appointment of directors of the Bank.

Best regards.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: April 15, 2009

MACRO BANK INC.

By: /s/
Name: Luis Cerolini
Title: Director